AB
3/19

cm

12010168

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMS APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8-67681 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Righter Parkway, Suite 3200**
(No. and Street)

| **Wilmington** | **Delaware** | **19803** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John R. Macedo** **302-477-6076**
(Area Code -Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers LLP**
(Name *–if individual, state last, first, middle name)*

| **Two Commerce Square, Suite 1700, 2001 Market Street** | **Philadelphia** | **PA** | **19103** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*





JP
3/12/12

# OATH OR AFFIRMATION

I, **John R. Macedo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DuPont Capital Management Marketing Corporation**, as of **December 31,** 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY ANN MAIER
Notary Public
STATE OF DELAWARE
My Commission Expires 03-08-2014

Signature

**Financial and Operations Principal**
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

n, DC
123

# DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of DuPont Capital Management Corporation)

## Statement of Financial Condition
December 31, 2011

pwc

# DuPont Capital Management Marketing Corporation

**(a wholly-owned subsidiary of DuPont Capital Management Corporation)**

**Statement of Financial Condition**
**December 31, 2011**

**Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act of 1934**

# DuPont Capital Management Marketing Corporation
## (a wholly-owned subsidiary of DuPont Capital Management Corporation)
## Index
## December 31, 2011

pwc

## Report of Independent Auditors

To the Board of Directors and Stockholder of
DuPont Capital Management Marketing Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 24, 2012

*PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045*
*T: (267) 330 3000, F: (267) 330 3300,* www.pwc.com/us

# DuPont Capital Management Marketing Corporation
## (a wholly-owned subsidiary of DuPont Capital Management Corporation)
## Statement of Financial Condition
## December 31, 2011

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 465,650 |
| Receivable from affiliates | | 66,737 |
| Other assets | | 27,725 |
| Noncurrent deferred taxes (net of $103,000 valuation allowance) | | - |
| Total Assets | $ | 560,112 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 24,414 |
| Total Liabilities | | 24,414 |
| Stockholder's Equity | | |
| Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding | $ | 1 |
| Additional paid-in capital | | 1,301,999 |
| Accumulated deficit | | (766,302) |
| Total Stockholder's Equity | | 535,698 |
| Total Liabilities and Stockholder's Equity | $ | 560,112 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager.

The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independent of its parent company.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

## 2. Summary of Significant Accounting Policies

### Cash and Cash Equivalents
Cash and cash equivalents include an investment in a U.S. Treasury money market fund and a checking account with a cash management feature that invests excess cash overnight in a U.S. Government money market fund. Both funds are highly liquid.

### Receivable from Affiliates
Receivable from affiliates represents the Company's current year accrued tax benefit that will be used by its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company"), a receivable from DCM related to amounts due to the Company under a revenue sharing agreement and settlement of a prior year's tax benefit, partially offset by a liability for amounts due to DCM under an expense sharing agreement and accrued wholesaling commissions (see Note 3).

### Other Assets
Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2012 calendar year.

### Income Taxes
The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax accruals with its subsidiaries.

The Company is in a loss position and has recorded a state noncurrent deferred tax asset. A valuation allowance has been recorded to fully offset this noncurrent deferred tax asset as it is not reasonably certain such benefit will be utilized.

As of December 31, 2011, the Company has a current tax asset of $37,672 included in Receivable from affiliates. In absence of DuPont Company's settlement practice, the Company potentially may not be able to recognize reflected benefits in whole or in part.

**Use of Estimates**
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2011. Actual results could differ from those estimates.

## 3. Related Party Transactions

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. At December 31, 2011, a receivable of $190,903 is included in Receivable from affiliates.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. In addition, the Company bears the cost of commissions payable to registered representatives in connection with wholesaling. As of December 31, 2011, a liability of $310,788 is included in Receivable from affiliates (including $200,217 for accrued commissions payable).

Services provided under the expense sharing agreement include salaries and benefits for DCM employees to the extent they provide support to the Company; Systems Operations and Development; Telecommunications; Corporate Services including payroll, human resources and business continuity; Operating Supplies; Travel; Training; Publications; and Miscellaneous costs.

Under the terms of a placement agent agreement, the Company can provide marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. The Company bears the cost of commissions paid to registered representatives in connection with sales of interests in the Fund for the first 36 months of each fund's operation. There was no revenue earned or commissions paid during 2011.

In November 2011, the Company's 2010 tax benefit was settled by DuPont Company with DCM. As of December 31, 2011, a $149,000 receivable is included in Receivable from affiliates (see Note 2).

## 4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. The DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. As of December 31, 2011, deferred tax assets are as follows:

| | |
|---|---|
| Noncurrent Deferred Tax Assets: | |
| State tax loss carryforwards | $ 103,000 |
| Valuation allowance | (103,000) |
| Net noncurrent deferred tax assets | $ - |

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained. DuPont Company's taxable years 2008 to 2011 remain subject to examination by the Internal Revenue Service.

## 5. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market funds, which are not federally insured.

## 6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2011, the Company had net capital of $427,567 which was $422,567 in excess of its requirement of $5,000. The Company's net capital ratio was .06 to 1. The Company is exempt from reserve calculations under rule 15c3-3.

## 7. Fair Value of Financial Instruments

The following three levels of inputs may be used to measure fair value of the Company's financial instruments:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Level 1 and Level 2 during the period. The fair value measurement at December 31, 2011, is summarized by the following levels:

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Cash equivalents | $ 465,650 | $ - | $ - |

## 8. Subsequent Events

Through February 24, 2012, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the statement of financial condition at December 31, 2011.